Exhibit 99.13

PRESS RELEASE

2022 Strategy & Outlook Presentation:

In changing energy markets, TotalEnergies demonstrates
the relevance of its strategy, accelerating its transformation while offering attractive shareholder return

The Board of Directors approves a special interim dividend of 1 €/share

Paris, September 28, 2022 – At its meetings on September 22 and 28, TotalEnergies' Board of Directors reviewed the Company's outlook in the context of changing energy markets as a result of the energy transition.

The Board of Directors noted the relevance of the Company's balanced multi-energy strategy in light of the developments in the oil, gas and electricity markets. Thanks to refocusing the portfolio of oil and gas assets and projects on low cost (less than $20/b), a strong growth strategy in liquefied natural gas (LNG) to position itself among the top 3 worldwide, and the accelerated development into electricity, mainly renewable to reach the top 5 worldwide, the Company is in a very favorable position to benefit from the evolution of energy markets.

With a breakeven anchored below $25/b, TotalEnergies is a much more profitable company today than it was 10 years ago: at the same oil equivalent price, it generates an additional $15 billion of cash flow and can take full advantage of favorable environments. Thus, by end-2022, the Company will have a very strong balance sheet with gearing sharply down to around 5%, providing more flexibility. It is positioned to both accelerate its transformation strategy and to offer an attractive return to the shareholder policy.

In addition, the Company expects underlying cash flow (excluding Russia) to grow by $4 billion over the coming 5 years using moderate energy price assumptions ($50/b for oil and $8/Mbtu for European gas), knowing that it would generate an additional cash flow of more than $3 billion for every $10/b increase in the price of oil. This structural cash flow growth will support dividend growth over the next 5 years.

In this context, the Board of Directors has adopted a cash flow allocation strategy for the coming years. It provides for the allocation of 35-40% of cash flow to shareholders through the cycles while accelerating the Company's transformation strategy with net investments increasing to $14-18 billion per year over 2022-25. This increase will be dedicated in priority to the development of carbon-free energies and carbon footprint reduction programs which will represent about a third. Investments in solar and wind will exceed $4 billion in 2022 (compared to $3 billion in 2021) and a $1 billion energy savings program will be deployed globally in 2023-24 to control the cost of energy consumed and accelerate the reduction of emissions. The remaining two-thirds will be dedicated to on one hand to growing in LNG and on the other to developing low-cost, low-emission oil projects to meet demand.

Confident in TotalEnergies' ability to ensure profitable and sustainable growth in the coming years and seeking to share with its shareholders the Company's results in this context of high prices, the Board of Directors has taken following decisions:

-	allocate through the cycles 35-40% of cash flow to shareholders

-	for year 2022, maintain the $7 billion share buyback program as announced in July and pay a special interim dividend of 1 € per share in December 2022, in addition to the 5% increase in quarterly interim dividends already announced and implemented. The return to shareholders should therefore represent between 35 and 40% of cash flow as of 2022.

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Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, and Helle Kristoffersen, President Strategy & Sustainability, are presenting the Company's strategy and outlook in New York today. The presentation and video broadcast in English of the event are available on totalenergies.com.

Two thematic presentations and three roundtables led by the members of the Executive Committee of TotalEnergies will take place after this Strategy & Outlook presentation:

A world-class integrated LNG portfolio

Stéphane Michel, President Gas, Renewables & Power

Developing our multi-energy model in the United States

Jean-Pierre Sbraire, Chief Financial Officer

Roundtable “The future of mobility”

Bernard Pinatel, President Refining & Chemicals

Thierry Pflimlin, President Marketing & Services

Roundtable “Our business model in electricity”

Helle Kristoffersen, President Strategy & Sustainability

Stéphane Michel, President Gas, Renewables & Power

Roundtable “Leveraging technical expertise to transform the Company”

Namita Shah, President OneTech

Nicolas Terraz, President Exploration & Production

Replays of the presentations will be available from September 29 on the website totalenergies.com.

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About TotalEnergies

TotalEnergies is a global multi-energy company producing and supplying energy: oil and biofuels, natural gas and green gas, renewables and electricity. Its more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Present in more than 130 countries, TotalEnergies places sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of populations.

Contacts TotalEnergies

Media Relations: +33 1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 | ir@totalenergies.com

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Warning

The terms "TotalEnergies", "TotalEnergies Company" and "Company" appearing in this document are used to refer to TotalEnergies SE and the consolidated entities that TotalEnergies SE controls directly or indirectly. Similarly, the terms "we", "us", "our" may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE holds a stake directly or indirectly are separate and autonomous legal persons. This document may contain forward-looking statements. They may prove to be inaccurate in the future and are dependent on risk factors. Neither TotalEnergies SE nor any of its subsidiaries undertakes or assumes any commitment or responsibility to investors or any other stakeholder to update or revise, in particular as a result of new information or future events, any or all of the statements, forward-looking information, trends or objectives contained in this document. Information regarding risk factors that could have a material adverse effect on TotalEnergies' financial results or operations is also available in the most up-to-date versions of the Universal Registration Document filed by TotalEnergies SE with the Autorité des marchés financiers and Form 20-F filed with the United States Securities and Exchange Commission ("SEC").